

February 3, 2011

Mr. Haim Tsuff
Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston Texas 77027

> **Re:** **Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response Letters Dated January 7, 2011**
> **File No. 000-12500**

Dear Mr. Tsuff:

We have reviewed your response letters and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Continuing Operations, page 31

1. We read your response to prior comment four, and that you believe it is appropriate to include ad valorem and production taxes in your determination of average production cost by unit of production (MBOE). However, Item 1204(b)(2) of Regulation S-K prohibits the inclusion of ad valorem and severance taxes in average production cost per unit of production. Accordingly, please revise your disclosure to fully comply with this requirement.

Mr. Haim Tsuff
Isramco, Inc.
February 3, 2011
Page 2

<u>Engineering Comments</u>

<u>Business, page 4</u>

<u>Israel, page 5</u>

2.   We note your January 7, 2011 response to our December 1, 2010 comment six wherein
        you state that you do not have the requested technical evidence for the disclosed gas flow
        rate projections. It is not appropriate to provide quotations from any party's news
        releases in documents that you file with us. You are responsible for the material that you
        include in your filing and must be able to support statements that are included in your
        filing. Please remove this and any similar unsupported disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Donald F. Delaney, at (202) 551-3863, or Sandra Eisen, at (202) 551-
3864, if you have questions regarding comments on the financial statements and related matters.
You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about
engineering comments. Please contact me, at (202) 551-3311, with any other questions.

                                        Sincerely,

                                        Ethan M. Horowitz
                                        Branch Chief